September 19, 2005

Via Facsimile ((770) 532-5071) and U.S. Mail

T. Treadwell Syfan
Stewart, Melvin & Frost, LLP
200 Main Street, Suite 600
P.O. Box 3280
Gainesville, Georgia 30503

Re:	Allied Bancshares, Inc.
    Schedule 13E-3
    File No. 005-80951
    Filed August 26, 2005

    Preliminary Proxy Statement on Schedule 14A
    Filed August 26, 2005
	File No. 000-51269

Dear Mr. Syfan:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General
1. It appears that, if approved, Allied Bancshares will authorize a new class of shares and will provide for the reclassification of shares of common stock held by owners of 1,000 or less shares of common stock into the new class of preferred stock. Since you are effectively issuing new securities to your current common holders, explain in your response letter what exemption from Section 5 of the
Securities Act of 1933 you are relying on to issue those new securities without registration. Describe all relevant facts that you believe support your reliance on any such exemption.
2. We note that you are purporting to create two classes of securities out of what is currently a class of common shares, for the purpose of taking the company private by causing each "new" class to be held by less than 300 shareholders of record. In your response letter, provide your legal analysis as to why the preferred stock and the common stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. We note that it appears that you are simply replacing one security with another that is convertible into common shares. We also note the limited circumstance, immediately prior to the closing of a change of control, where such preferred shares will be converted to common stock. However, since the preferred shares are convertible into common, we would like to see your legal analysis as to the number of record holders that will remain after this transaction. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing your response.
3. Please revise your disclosure in response to Item 3 to ensure you disclose all of the information required by Item 1003(c) of Regulation M-A. Also, ensure that you provide the disclosure responsive to Item 3 of Schedule 13E-3 in the proxy statement, as it appears that you will deliver the proxy statement to security holders, and not the Schedule 13E-3.

Schedule 14A

General
4. Please provide a pro forma beneficial ownership table to disclose the beneficial owners of 5% or more of each class of Allied Bancshares` common stock after the amendment to its articles of incorporation.
5. Please provide a brief statement as to arrears in dividends in respect to the outstanding common stock that is subject to this transaction, as required by Item 12(d) of Schedule 14A or otherwise advise.
6. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted upon. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov).
Please revise to allow security holders to separately vote on the authorization of the new series of preferred and the reclassification of the shares held by shareholders who own less than 1,000 common shares. For further guidance, please see SEC Release 34-31326 (October 16, 1992).

Cover Page
7. On the cover page and in other prominent parts of the proxy statement, including the Summary Term Sheet section, disclose that current security holders will receive no consideration for their shares in this transaction(s) and will lose the benefits of holding
Section 12 registered securities. This revised disclosure should include a discussion of the impact on shareholders of holding unregistered securities. Provide the same disclosure in each place in the proxy statement where you discuss what security holders will receive.
8. See our last comment. Highlight the fact that security holders who receive preferred stock will lose voting rights on any matter other than a change in control transaction and will also lose the benefits of registration. Provide similar disclosure as to the effect on common stock security holders going forward.
9. See our last two comments. In a similarly prominent manner, disclose that shareholders who own less than 1,000 shares of common stock and who will receive preferred stock in this transaction can instead elect to receive cash for their shares by exercising appraisal rights. This disclosure should be accompanied by a brief explanation of how to exercise dissenters` appraisal rights, and in particular, that Georgia law apparently permits the exercise of dissenters` rights by simply notifying the company within a set time period after the reclassification and redesignation transaction, which obligates the company to pay the dissenting security holder "fair value" for the shares, plus accrued interest.
10. See our last comment. Disclose what amount the company believes is fair value, or discuss how it will determine that value by outlining the factors and the methodology it will use to calculate fair value.

Summary Term Sheet, page 2
11. Please consolidate the disclosure in this Summary Term Sheet and the Question and Answer section to avoid duplication of the same information. In particular, we suggest you limit the Questions and
Answers section to procedural matters relating to the meeting. Generally revise your document to avoid the unnecessary repetition of disclosure.
12. In this section, provide a comparison of the rights of common stock as compared to preferred stock security holders. Consider presenting in tabular format to most clearly present the differences between the new classes of securities, and the rights that existing common holders will give up in this transaction.
13. Discuss (briefly in this section and more extensively in the Special Factors section) the reasons for the transaction, and in particular the structure. That is, why did the board choose a method of going private that results in shareholders receiving unregistered securities with no voting rights and no accompanying cash payment? We note the reasons given for the going private transaction on page
3. However, each of these three reasons existed at the time the company planned and completed its April 2004 initial public offering.
Explain how the board of directors determined to proceed with its initial public offering in light of these reasons and how the same board of directors, less than 18 months after completion of the offering, reached a different conclusion regarding its status as a reporting company.

Purpose and Structure of the Reclassification Transaction, page 4
14. We refer you to the discussion regarding the treatment of shares held in "street name." You indicate that security holders should talk to their broker, nominee or agent to determine how they expect the reclassification transaction to affect them. Explain whether and how a security holder may convert their shares so that they hold them of record rather than in street name or may purchase additional shares, dispose of shares or change their ownership structure to be certain they either remain common security holders or become preferred security holders.

Interests of Certain Persons in the Reclassification Transaction, page 7
15. Please reconcile the disclosure in the first sentence of the second paragraph with the disclosure on page 47 that Charles Allgood, one of your directors, currently holds only 100 shares of your common stock. Make similar revisions on page 32 and throughout your proxy statement, as necessary.
16. Refer to the disclosure identified in our last comment. Why is that disclosure phrased as an expectation rather than a fact? That is, disclose whether Mr. Allgood has indicated that he will purchase additional shares in order to exceed the 1,000 share threshold to become a common stock holder, or whether he will receive shares from the company for this purpose. If so, explain why (that is, why would he prefer to hold common stock rather than preferred stock going forward?).

Dissenters` Rights, page 9
17. Refer to our comment above concerning the need to prominently describe the appraisal rights available to common stock holders.
This section should be expanded to provide that summary, rather than just a cite to another place in the document.

What will I receive in the reclassification transaction?, page 8
18. See our comments above. Emphasize that security holders will not receive cash in this transaction unless they can and do exercise appraisal rights.


Can I change my vote after I have mailed my proxy card?, page 10
19. Briefly describe how a shareholder may revoke a proxy here.
See
our comment below about the need to correct some of the disclosure under "Voting and Revocation of Proxies" on page 45.

Special factors, p. 14

Background of the Reclassification Transaction, page 15
20. We note your disclosure that one of the reasons for the going private transaction was that it is time-consuming and expensive to maintain "so many shareholder accounts." Given that your proposed transaction does not reduce the number of security holder accounts you need to maintain, explain your reasoning.
21. On a related matter, we note that as part of your initial public offering you did not intend to obtain a listing or create a trading market for your securities. Since part of the reason you did not receive the expected benefits of being a reporting company (i.e., an active trading market and the ability to use stock to raise capital or make acquisitions) is due mainly to your actions or lack thereof, please clarify the reasons for this transaction.
22. You disclose that your board initially began to evaluate repurchasing shares from security holders in June 2005. Describe what consideration, if any, the board gave to the fact that you conducted a capital-raising offering in 2004 and that the current transaction provides security holders with no cash consideration.
23. Expand the background section to describe in greater detail the discussions of the board of directors, at meetings or otherwise, with respect to the going private transaction. We note, for example, your reference in the second full paragraph of page 16 to discussions held subsequent to your June 15, 2005 board meeting. We also note that there appear to have been very few meetings before a decision to effect the going private transaction was reached.
24. We note your disclosure in the last paragraph of page 17 that the numerical threshold for the reclassification would result in a number of security holders that "would allow enough room for growth going forward." Explain your disclosure. Why would you need such "room for growth going forward"? In addition, clarify that you are apparently referring to growth without the need to re-register your securities under Section 12 of the Exchange Act.

Allied Bancshares` Reasons for the Reclassification Transaction,
page
18
25. Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for at least one year, such as the expenses to be incurred as the cost savings from not having to comply with our filing requirements and the lack of a liquid market for your securities, revise to indicate why you are undertaking the going private transaction at this time as opposed to other times in the company`s operating history. Refer to
Item 1013(c) of Regulation M-A.
26. Refer to the first bullet point in this section. Given your disclosure in the second bullet point with respect to continuing to deliver annual reports, explain how you will be able to realize cost savings on the expenses listed in the first bullet point. Will the annual report cost less to prepare? Will you be able to prepare and send unaudited financial statements? Will counsel not review your annual report before you deliver it?
27. Clarify which specific requirements of the Sarbanes-Oxley Act would allow you to realize one-time savings of $105,000.
28. Refer to the third bullet point. Clarify which direct and indirect costs you are referring to, how those costs have "recently increased as a result of heightened government oversight" and what you mean by "recently."
29. We note your reference to "low trading volume." Please reconcile this disclosure with disclosure elsewhere in the proxy statement that there is no trading in your shares except for privately arranged transactions.
30. Please explain your statement in the sixth bullet point that holders of shares of common and preferred stock will participate "at the same value per share." Given that these classes of securities have different rights, how will their holders be able to participate at the same value per share?

Allied Bancshares` Position as to the Fairness of the Transaction, page 21
31. Please revise this section generally to avoid excessive repetition of the same information. In addition, reorganize the disclosure to separately address fairness to unaffiliated holders of preferred stock and of common stock.
32. You disclose on page 21 that the board believes that the transaction and the terms and provisions of the reclassification transaction are substantively and procedurally fair to your unaffiliated security holders. Please clarify whether the board`s conclusion applies to security holders that will receive preferred stock and to security holders that will continue to own shares of common stock. As noted in our last comment, both sets of security holders should be addressed.
33. Expand to address the loss of the benefits of registration under
Section 12 of the Securities Exchange Act of 1934 as a potential negative associated with this transaction.
34. We note in the second bullet point on page 23 that you intend to continue providing security holders with your annual report and "periodic information." Specify the type of "periodic information" you intend to distribute.
35. We note that you disclose on page 23 that your board of directors is primarily comprised of independent members. Please revise to define "primarily." In this regard, disclose the total number of directors and the number of directors that are independent. Also, your disclosure should explain the criteria upon which you are judging independence.
36. We refer you page 25. Please explain your assertion that the board considered the difference in value between the preferred stock
(without voting rights) and the common stock (with voting rights) to be "minimal, since the holders of common stock whose shares would be converted into preferred stock in the transaction currently own shares representing approximately 14.23% of the outstanding shares of common stock and voting rights." How does the percentage held by shareholders who will receive preferred stock matter in determining whether, as to an individual shareholder, it is fair to take away their voting rights? Provide the same disclosure as to your statement about common stock in the next sentence on the same page.
37. We again refer you to page 25. We note that you did not consider the liquidation value of the assets, the current or historical market price of those shares, your net book value or your going concern value. In view of the fact that you did not consider these factors, please disclose the basis for the board`s belief that the transaction is substantively fair to Allied Bancshares` unaffiliated security holders, including those that will remain common stock holders and those that will become preferred stock holders. More specifically, revise to provide a materially complete explanation of why the board believes that an exchange of one share of preferred stock for one share of common stock is substantively fair, given the different rights associated with each as compared to your currently outstanding common shares. Your discussion should be detailed, and should specifically address the rights associated with each new class.
38. Highlight the advantage for common stock holders of their increased voting rights. Please quantify the proportionate interest increase, if possible.
39. Describe how the board assessed the features other than voting rights associated with the common stock and preferred stock when assessing the fairness of this transaction.

Termination of Securities Exchange Act Registration and Reporting
Requirements, page 27
40. Expand the discussion of the effects of the termination of registration and reporting under the Exchange Act.

Dissenters` Rights, page 38
41. Clarify whether dissenters` rights are required by Georgia law, or whether the company has simply elected to provide them in connection with this transaction. If the latter, discuss how this impacts the rights of shareholders who decide to exercise dissenters` rights, and in particular, their right to pursue a legal remedy, if any. If dissenters` rights were voluntarily provided, as opposed to statutorily mandated, explain how the board decided the parameters of such rights. For example, why did it determine to extend them to preferred shareholders only?
42. Explain how "fair value" will be calculated by the company. What is the amount currently contemplated by the company that it expects to pay if shareholders exercise appraisal rights in connection with this transaction? We may have additional comments after reviewing your revised disclosure.
43. Refer to the third bullet point on page 39. Disclose whether there are any time limits on the date by which a dissenting security holder`s payment demand must be received.
44. Explain how the "accrued interest" you reference here will be calculated. For example, what is the percentage interest rate?
As
of what date will interest accrue?
45. Refer to the disclosure in the first full paragraph of page
40.
Specify who will be responsible for paying the costs of the appraisal proceedings and for the fees and expenses of counsel and experts.
46. As indicated in our comments above, the appraisal rights process available to preferred stock holders in connection with this transaction appears to be unusual and is the only way they can receive cash in exchange for the voting rights they will give up. Therefore, appraisal rights and how they can be exercised should be much more prominently disclosed in the proxy statement.
Similarly,
"fair value" and how it will be calculated should be highlighted.

Date, Time and Place of the Special Meeting, page 44
47. Refer to the disclosure in the third paragraph in this section that the board reserves the right not to effect this transaction even if the amendments are approved. Explain the circumstances which would cause it to do so and provide examples.

Voting and Revocation of Proxies, page 45
48. Refer to the last sentence in the second to last paragraph of this section. We are confused by your assertion that shareholders may revoke a proxy only by attending and voting at the special meeting, since it contradicts earlier disclosure in this section. Please revise.

Security Ownership of Certain Beneficial Owners and Management,
page
47
49. Please revise this section to provide the full address for each security holder listed.

Certain Relationships and Related Transactions, page 49
50. We note your disclosure that certain directors and executive officers of the company and their "related interests" had loans outstanding in the aggregate amount of $570,000 at June 30, 2005. Please confirm that this disclosure is compliant with Item 1005(a)(2)
of Regulation M-A and that there are no transactions in excess of $60,000 with any executive officer or director that should be disclosed.

Where You Can Find More Information, page 50
51. Revise your disclosure to reflect the new address of the SEC at
Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Appendix A
52. Please revise the caption of section 4.E.4 in your articles of amendment to refer to voting rights instead of dividends.

Appendix C.  Financial Information
53. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3)
of Regulation M-A. Be advised that although we understand that Item
503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that
Allied Bancshares present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.
54. Please provide the book value per share as required by Item 1010(a)(4) of Regulation M-A.
55. Please tell us your basis for not including pro forma financial information as required by Item 1010(b) of Regulation M-A. Alternatively, revise your proxy statement to include that pro forma information.

Form of Proxy Card
56. Please tell us why you have two boxes to vote "Against" the proposal. Alternatively, delete one.

Closing
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

* the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at (202) 551-3619 with any questions.
You
may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions
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T. Treadwell Syfan
Stewart, Melvin & Frost, LLP
September 19, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE